1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March, 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________)

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: March 20, 2002

By: ______________________
Name: Ye Yigan
Title: Chairman of Board of Directors

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of China Eastern Airlines Corporation Limited (the "Company" or "CEA") is pleased to announce the details regarding the establishment of a joint venture with Wuhan Airlines Company ("Wuhan Airlines") and certain other parties (the "Proposed Transaction").

On 20th January, 2002, the Company preliminarily agreed in principle with Wuhan Airlines to establish China Eastern Airlines Wuhan Limited ("CEAWL") after long negotiations, and submitted a report to Civil Aviation Administration of China ("CAAC") for approval on the same day. CAAC has recently approved the Proposed Transaction. After the approval of CAAC was obtained, the Company and Wuhan Airlines will further negotiate the specific terms and conditions, and the implementation, of the Proposed Transaction with a view to completing the relevant legal procedures by signing a formal agreement to evidence and effect the Proposed Transaction as soon as possible. Based on the preliminary understanding between the parties, shareholders of CEAWL will include the Company, Wuhan Airlines, Shanghai Junyao (Group) Limited and Wuhan High-technology Holding Group Limited, all of which, together with their respective beneficial owners, are third parties independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. The ratios of the shareholding interests in CEAWL of the above stated shareholders are expected to be 40%, 40%, 18% and 2%, respectively. The registered capital of CEAWL is expected to be around RMB700,000,000. Wuhan Airlines is expected to make its capital contributions by injecting net assets (such assets will be evaluated by a relevant valuation agency) into CEAWL while the other parties are expected to contribute capital towards CEAWL by way of cash in accordance with their respective proposed shareholding interests in CEAWL. CEAWL, when established, will be a legal entity to be engaged in the aviation business and will use the logo, code and other service marks of CEA.

The Board hereby confirms that the Company will announce further material developments in the Proposed Transaction in accordance with the Hong Kong Listing Rules.

By Order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, the PRC, 19th March, 2002